Postal Code 20549-0303
								May 13, 2005

By Facsimile 646.848.4887 and U.S. Mail

Stephen Besen, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069,

RE:	BioMarin Pharmaceutical, Inc.
	Preliminary Proxy Statement on Schedule 14A
	Filed: May 4, 2005 by Caduceus Capital Master
	Fund Limited et al.
	SEC File No.: 0-26727

Dear Mr. Besen:

We have the following comments on your filing.

 	General

1. Please characterize each statement or assertion of opinion or belief as such, and ensure that a reasonable basis for each such opinion or belief exists. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. We cite the following non-exhaustive examples of statements or assertions that, at a minimum, must be supported on a supplemental basis or, at a maximum, require both supplemental support and recharacterization as statements of belief or opinion:

* The Glyko acquisition "offered no economic benefit to BioMarin;"

* BioMarin`s "excessive burn rate" and "proposed financing which could dilute the value of the stock held by the existing stockholders;"

* "the election of [Caduceus] Nominees would not constitute a change of control under the Company`s 3.5% convertible subordinated notes;"

* Mr. Klein "received excerpts from BioMarin`s proxy statement and provided comments on such excerpts to BioMarin;" and

* The assertion that the only means by which security holders will have the ability to influence BioMarin`s future will be if they vote for the Caduceus Nominees, as indicated by the statement "IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING..."

 	Ownership of Participants

2. Explain to us, with a view toward revised disclosure, how the filing parties complied with Item 5(b) to Schedule 14A. For example, advise us why the information required by Item 5(b)(1)
(vi)-(ix) does not appear to have been provided with respect to Fund Entities. In addition, advise us of the basis for the apparent belief that there has been compliance with Item 5(b)(vi) of
Schedule 14A. Please revise to include any omitted information, including with respect to Item 5(b)(vii) as applicable.

Election of Directors

3. Revise to affirmatively state that no assurance can be given that the Board nominees will serve with any of the Caduceus nominees. See Rule 14a-4(d)(iv) of Regulation 14A. Disclose how any vacancies on the Board would be filled in the event the Caduceus nominees are elected and whether or not security holders will be afforded the opportunity to vote to fill any such vacancies.

4. Advise us, with a view toward revised disclosure, whether or not any indemnification or other arrangements or understandings exist between the Caduceus nominees and the Caduceus Group. See Item
401(a) of Regulation S-K.

5. Disclose, if true, that each of the Caduceus nominees has consented to being named in the proxy statement. See Rule
14a-4(d)(4) of Regulation 14A.

Revocation of Proxies

6. Revise to remove the implication that the only manner in which a proxy statement may be revoked will be by executing the blue proxy card. For example, balance the disclosure by indicating the executed proxies may also be revoked by delivering a later dated, duly executed proxy irrespective of color, by appearing at the meeting and voting in person, or otherwise delivering written notice of revocation. See Item 2 of Schedule 14A.

Cost and Method of Solicitation

7. Advise us, with a view toward revised disclosure, why the filing persons believe that they have complied with Item 4(b)(4) and Item 4(b)(5) of Schedule 14A.

 	Form of Proxy

8. Although the proxy statement cover sheet may have a check in the box next to "Preliminary Proxy Statement," the checked box is not sufficient to comply with Rule 14a-6(e)(1) of Regulation 14A. Revise the form of proxy and proxy statement to clearly identify it as being preliminary. Please clearly label both the form of proxy and the proxy statement as being preliminary.

9. We note your efforts to fully comply with Rule 14a-4(d). This rule, however, provides that a person shall not be deemed to be a bona fide nominee and shall not be named in the proxy statement unless he has consented to being so named. Because the company nominees have not provided you with their consent, the proxy statement must be amended to delete the names of the company`s nominees for whom the proxy holder will vote and list only the names of the company`s nominees for whom the proxy holder will not vote.

Closing Comment

	Please amend the Schedule 14A promptly to comply with our comments. Include a cover letter with your response to each comment, and note the location of any change in the revised material. If you do not agree with a comment, please tell us why in your response. File your response via EDGAR, tagged as "CORRESP." We may have additional comments based on our review of the revised material and your response to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please direct any questions to me at (202) 551-3266.

								Sincerely,


								Nicholas P. Panos
								Special Counsel
								Office of Mergers
								and Acquisitions